UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

Crucell N.V.
(Name of Subject Company)

Crucell N.V.
(Name of Person Filing Statement)
Ordinary Shares, par value € 0.24, and American Depositary Shares, each representing one Ordinary Share, par value € 0.24
(Title of Class of Securities)
N23473 10 6 (Ordinary Shares) 228769105 (American Depositary Shares)
(CUSIP Number of Class Securities)

René Beukema
General Counsel and Corporate Secretary
Crucell N.V.
Archimedesweg 4-6
2333 CN, Leiden, The Netherlands
+31 71 519 91 00

With a copy to:

Daniel S. Sternberg
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
+1 212 225 2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

THE INFORMATION CONTAINED HEREIN IS PRELIMINARY AND IS SUBJECT TO CHANGE AND COMPLETION.  THE OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OR RECOMMENDATION OF AN OFFER TO SELL CRUCELL N.V.’S ORDINARY SHARES (INCLUDING ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES), NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.  AT THE TIME THE OFFER IS COMMENCED, CRUCELL N.V. WILL FILE A SOLICITATION / RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE “SCHEDULE 14D-9”) WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND MAKE THE FINAL SHAREHOLDERS’ CIRCULAR INCLUDING THE POSITION STATEMENT PUBLICLY AVAILABLE.  CRUCELL N.V.’S SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE SCHEDULE 14D-9 WHEN IT IS FILED WITH THE SEC AND THE SHAREHOLDERS’ CIRCULAR BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT CRUCELL N.V.’S SHAREHOLDERS SHOULD CONSIDER BEFORE TENDERING THEIR SHARES (AS DEFINED BELOW).  THE SCHEDULE 14D-9 WILL BE AVAILABLE FOR FREE ON THE SEC WEB SITE (WWW.SEC.GOV).  COPIES OF CRUCELL N.V.’S FILINGS WITH THE SEC MAY BE OBTAINED AT THE SEC’S WEB SITE (WWW.SEC.GOV) AND AT CRUCELL N.V.’S WEBSITE (WWW.CRUCELL.COM).  COPIES OF THE FINAL SHAREHOLDERS’ CIRCULAR WILL BE AVAILABLE AT THE OFFICES OF CRUCELL N.V. AT ARCHIMEDESWEG 4-6, 2333 CN LEIDEN, THE NETHERLANDS, AT THE OFFICES OF THE DUTCH SETTLEMENT AGENT, ING BANK N.V., BIJLMERDREEF 888, 1102 MG AMSTERDAM, THE NETHERLANDS AND ON THE WEBSITE OF CRUCELL N.V.

Item 1.          Subject Company Information

Name and Address

The name of the subject company is Crucell N.V., a public limited liability company registered in The Netherlands (“Crucell” or the “Company”).  Crucell’s principal executive offices are located at Archimedesweg 4-6, 2333 CN Leiden, The Netherlands.  Crucell’s phone number at this address is +31(0) 71 519 91 00.

Securities

This Solicitation/Recommendation Statement on Schedule 14D−9 (together with the exhibits and annexes attached hereto, this “Statement”) relates to (i) the ordinary shares, par value € 0.24 per share, of the Company (“Ordinary Shares”) and (ii) American depositary shares of the Company (“ADSs,” and together with the Ordinary Shares, the “Shares”), each representing one Ordinary Share.  As of November 11, 2010, there were 81,742,135 Ordinary Shares outstanding, including those Ordinary Shares represented by ADSs and 35,684 Ordinary Shares that were legally or beneficially owned by the Company.  As of  November 11, 2010, there were 14,291,845 ADSs outstanding.

Item 2.             Identity and Background of Filing Person

Name and Address

Crucell is the person filing this Statement. The information about Crucell’s business address and business telephone number is set forth in Item 1 above.

Tender Offer

This Statement relates to the tender offer by JJC Acquisition Company B.V., a private company with limited liability incorporated under the laws of The Netherlands (the “Offeror”) and a wholly owned direct subsidiary of Cilag Holding AG, a public company incorporated under the laws of Switzerland (“Cilag Holding”), which is a wholly owned indirect subsidiary of Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), being made upon the terms and subject to the conditions and restrictions set forth in the Offer Document dated [●], 2010 (the “Offer Document”) and the related ADS Letter of Transmittal (“ADS Letter of Transmittal,” and together with the Offer Document, the “Offer”) to purchase all issued and outstanding Shares at a price of € 24.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”).  The Offer Document and ADS Letter of Transmittal are exhibits to the Offeror’s Tender Offer Statement on Schedule TO dated [●], 2010 (the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”).  The Offer Document and ADS Letter of Transmittal have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated in their entirety herein by reference.

The Offer is being made pursuant to a merger agreement dated October 6, 2010 (the “Merger Agreement”) between Cilag Holding and the Company.  On [●], 2010, Cilag Holding assigned all of its rights and obligations pursuant to the Merger Agreement to the Offeror.  A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated in its entirety herein by reference.

In connection with the Offer, the Company has published a Shareholders’ Circular including a Position Statement, in accordance with applicable Dutch regulations, regarding the Offer, dated [●], 2010 (together with the exhibits and annexes attached thereto and any documents incorporated by reference therein, the “Shareholders’ Circular”).  The Shareholders’ Circular has been filed as Exhibit (a)(7) hereto and is incorporated in its entirety herein by reference.  Copies of the Shareholders’ Circular are available free of charge from Crucell, the Dutch Settlement Agent and the U.S. Settlement Agent at the addresses set forth in Section 17 (Further Information) of the Shareholders’ Circular and at Crucell’s website (www.crucell.com).

Item 3.              Past Contacts, Transactions, Negotiations and Agreements

See Section 7.11 (Option Plans), Section 7.15.3 (Asset Sale Pursuant to the Business Purchase Agreement), Section 7.17 (Future Boards Composition), Section 7.25 (Merger Agreement and Irrevocable Undertakings) and Section 7.26 (Equity Purchase Agreement, Shareholder Agreement and Registration Rights Agreement), in each case, of the Offer Document, which are incorporated by reference into this Item 3.  See Section 5 (Background of the Offer) and Section 12 (Interests of the Crucell Boards), in each case, of the Shareholders’ Circular, which are incorporated by reference into this Item 3.

Except as described or referred to in this Statement or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor are there any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Offeror, Johnson & Johnson or their respective executive officers, directors or affiliates.

Item 4.              The Solicitation or Recommendation

See Section 2 (Introduction), Section 4 (Rationale of the Transaction), Section 5 (Background to the Offer), Section 6 (Financial Assessment of the Offer Price), Section 7 (Strategic Fit), Section 8 (Certain Arrangements), Section 9 (Risks Associated with the Offer), Section 11 (Decision-Making Process), Section 12 (Interests of the Crucell Boards), Section 13 (Recommendation of the Crucell Boards), Section 14 (Works Council Advice and Organisational Consequences), Section 15 (Asset Sale), Schedule 1 (Opinion of Barclays Capital) and Schedule 2 (Opinions of Lazard B.V.), in each case, of the Shareholders’ Circular, which are incorporated by reference into this Item 4.  See also Section 7.25.16 (Irrevocable Undertakings) of the Offer Document and the Form of Irrevocable Undertaking between Cilag Holding and Management and Supervisory Board Members of Crucell N.V. filed as Exhibit (e)(5) hereto, which are incorporated by reference into this Item 4.

Item 5.               Person/Assets, Retained, Employed, Compensated or Used

See Schedule 1 (Opinion of Barclays Capital) and Schedule 2 (Opinions of Lazard B.V.), in each case, to the Shareholders’ Circular, which are incorporated by reference into this Item 5.

Neither Crucell nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Shareholders of the Company concerning the Offer.

Item 6.                Interest in Securities of the Subject Company

See Section 12 (Interests of the Crucell Boards) of the Shareholders’ Circular, which is incorporated by reference into this Item 6.  Except as described or referred to in this Statement or as otherwise incorporated herein by reference, no transaction in the Shares has been effected during the past 60 days from the date of this Statement by the Company, the Company’s subsidiaries or, to the Company’s best knowledge, any of the Company’s executive officers, affiliates or directors.

Item 7.                 Purposes of the Transaction and Plans or Proposals

See Section 7.11 (Option Plans), Section 7.14 (Liquidity and Delisting of Shares; Deregistration; and Appraisal Rights), Section 7.15 (Post Closing Restructuring and Future Legal Structure), Section 7.17 (Future Boards Composition), Section 7.19 (Dividend Policy), Section 7.20 (Organisational Consequences) and Section 7.25.9 (Exclusivity Provisions), in each case, of the Offer Document, which are incorporated by reference into this Item 7.  See also Section 12 (Interests of the Crucell Boards) of the Shareholders’ Circular, which is incorporated by reference into this Item 7.

Except as described or referred to in this Statement or as otherwise incorporated herein by reference, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as described or referred to in this Statement or as otherwise incorporated herein by reference, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8                  Additional Information

See the Shareholders’ Circular, which is incorporated by reference in its entirety into this Item 8.

Item 9.                  Exhibits

(a)(1)	Offer Document, dated [●], 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Johnson & Johnson with respect to Crucell N.V. on [●]).

(a)(2)	ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Johnson & Johnson with respect to Crucell N.V. on [●]).*

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of Schedule TO, filed by Johnson & Johnson with respect to Crucell N.V. on [●]).*

(a)(4)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of Schedule TO, filed by Johnson & Johnson with respect to Crucell N.V. on [●]).*

(a)(5)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of Schedule TO, filed by Johnson & Johnson with respect to Crucell N.V. on [●]).*

(a)(6)	Form of summary newspaper advertisement (incorporated by reference to Exhibit (a)(5)(A) of Schedule TO, filed by Johnson & Johnson with respect to Crucell N.V. on [●]).*

(a)(7)	Shareholders’ Circular including the Position Statement regarding the Recommended Cash Offer by JJC Acquisition Company B.V., an indirect wholly owned subsidiary of Johnson & Johnson, dated [●], 2010.

(a)(8)	Joint Press Release issued by Johnson & Johnson and Crucell on September 17, 2010 (incorporated by reference to the Form 6-K filed by Crucell on September 17, 2010).

(a)(9)	Joint Press Release issued by Johnson & Johnson and Crucell on October 6, 2010 (incorporated by reference to the Form 6-K filed by Crucell on October 6, 2010).

(a)(10)	Press Release issued by Crucell on October 14, 2010 (incorporated by reference to the Form 6-K filed by Crucell on October 15, 2010).

(a)(11)	Press Release issued by Crucell on October 29, 2010 (incorporated by reference to the Form 6-K filed by Crucell on October 29, 2010).

(a)(12)	Joint Press Release issued by Johnson & Johnson and Crucell on October 29, 2010 (incorporated by reference to the Form 6-K filed by Crucell on November 1, 2010).

(a)(13)	Press Release issued by Crucell on November 9, 2010 (incorporated by reference to the Form 6-K filed by Crucell on November 9, 2010).

(e)(1)
Merger Agreement between Cilag Holding AG and Crucell N.V. dated October 6, 2010 (incorporated by reference to Exhibit 1 to the Amended Schedule 13D filed by Johnson & Johnson with respect to Crucell N.V. on October 7, 2010).

(e)(2)
Equity Purchase Agreement between JHC Nederland B.V. and Crucell N.V. dated September 28, 2009 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Johnson & Johnson with respect to Crucell N.V. on September 17, 2010).

(e)(3)
Shareholder Agreement between JHC Nederland B.V. and Crucell N.V. dated September 28, 2009 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Johnson & Johnson with respect to Crucell N.V. on September 17, 2010).

(e)(4)
Registration Rights Agreement between JHC Nederland B.V. and Crucell N.V. dated September 28, 2009 (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Johnson & Johnson with respect to Crucell N.V. on September 17, 2010).

(e)(5)
Form of Irrevocable Undertaking between Johnson & Johnson and Management and Supervisory Board Members of Crucell N.V. (incorporated by reference to Exhibit 2 to the Amended Schedule 13 D filed by Johnson & Johnson with respect to Crucell N.V. on October 7, 2010).

* To be filed by amendment.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           November 12, 2010

Crucell N.V.

By:               /s/ René Beukema
Name:           René Beukema
Title:            General Counsel and Corporate Secretary